Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
JAJI Singapore Pte. Ltd.	Singapore
Shanghai Yingjia Technology Limited	China
JAJI (Shanghai) Co., Ltd.	China
JAJI (Shanghai) Human Resource Co., Ltd.	China